UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

On July 9, 2024, Critical Metals Corp. (the “Company”) accepted the assignment of European Lithium Limited’s, the Company’s majority shareholder (“EUR”), interest in the previously disclosed proposed joint venture (the “JV”) with the Obeikan Investment Group (“Obeikan”). In connection with such assignment, the Company and Obeikan entered into a shareholders agreement (the “Shareholders Agreement”) related to the JV. Obeikan has agreed to ratify the Shareholders Agreement to form a joint venture with the Company related to the construction and development of a lithium hydroxide processing plant in the Kingdom of Saudi Arabia to process spodumene concentrate produced from the Company’s Wolfsberg Lithium Project (the “Wolfsberg Project”) located in Austria.

Under the Shareholders agreement, the newly established Arabian New Energy Company (“NewCo”) will seek to have the exclusive right to purchase spodumene mined from the current resource at the Wolfsberg Project (Zone 1), and the facility is expected to be developed to meet the minimum initial capacity and product specifications based on the Company’s binding Long Term Supply Agreement with BMW. NewCo is expected to be incorporated after successful registration and approval from the Kingdom of Saudi Arabia regulatory authorities.

Under the Shareholders agreement, and subject to the successful commissioning of the hydroxide processing plant, the Wolfsberg Project Zone 1 will sell the lithium spodumene concentrate to NewCo over the life of the current resources of the Wolfsberg Project a reduced rate, with a floor and ceiling price, subject to final agreement of the Company and Obeikan.

The Company and Obeikan will also establish a Development Committee for the purpose of jointly collaborating on all key decisions in relation to the development of the hydroxide processing plant.

In addition, on July 9, 2024, the Company issued a press release announcing the assignment of JV interest and the signing of the Shareholders Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K).

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, without limitation, statements regarding the expected benefits of the JV with Obeikan, the ability to successfully incorporate NewCo, the ability of the Company to successfully integrate the JV into its existing business plan, the future financial position, financial performance, business strategy, or expectations of the Company’s business and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this news release, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

These forward-looking statements may include statements, among other things, relating to:

●	general economic conditions and conditions affecting the industries in which the Company operates;

●	expansion and other plans and opportunities, including expansion into other strategic assets; and

●	other statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Company’s Shell Company Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 3, 2024 and in the Company’s proxy statement/prospectus, dated December 27, 2023, as supplemented by that proxy statement/prospectus supplement No. 1, dated February 15, 2024, forming a part of Registration Statement on Form F-4 (File No. 333-268970), as amended, which was declared effective on December 27, 2023. These forward-looking statements are based on information available as of the date of this news release, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the Company’s views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated July 9, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Chief Executive Officer and Executive Chairman

Date: July 15, 2024

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